                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No.      5       )*
                                        -------------

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068200
                   -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020                Bernice E. Lavin
NEAL, GERBER & EISENBERG                            2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                Melrose Park, Illinois 60160
Chicago, Illinois 60602                             (708) 450-3101
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 15, 1999
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                               Page 1 of 6 Pages

-----------------------                                  ---------------------
  CUSIP NO. 013068200                13D                   Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 4,285,146**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               1,370,178**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  4,285,146**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               1,370,178**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,655,324**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [X]
      Excluded are 4,234,382 Class B shares and 922 Class B shares held by Lavin's spouse as trustee of a trust for his benefit and directly, respectively. Lavin disclaims beneficial ownership of such shares.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
          20.61%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN
------------------------------------------------------------------------------
*  See Instructions

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares.

-----------------------                                  ---------------------
  CUSIP NO. 013068200                13D                   Page 3 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin Trust u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 3,409,948**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                  -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  3,409,948**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                  -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          3,409,948**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
          Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
          13.05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          00
------------------------------------------------------------------------------
*  See Instructions

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP No. 013068200               SCHEDULE 13D                       Page 4 of 6
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     Title of Class of Securities:     Class A common stock, $.22 par value per
                                       share ("Class A shares")

     Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                       2525 Armitage Avenue
                                       Melrose Park, IL 60160

Item 2.   Identity and Background.

     (a)  Name of Person Filing:       (1)  Bernice E. Lavin ("Lavin")
                                       (2)  Bernice E. Lavin Trust,
                                            u/a/d 12/18/87 ("December Trust")

     (b)  Address:  1) and 2)          c/o Bernice E. Lavin
                                       2525 Armitage Avenue
                                       Melrose Park, IL 60160

     (c)  Principal Business:          (1)  Lavin, an individual, is a Director,
                                            Vice Chairman, Secretary and
                                            Treasurer of the Company
                                       (2)  Trust Administration

     (d)  Prior Criminal Convictions:  None

     (e)  Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:             None

     (f)  Citizenship/Organization:    (1)  U.S. Citizen
                                       (2)  Illinois Trust

Item 3.   Source and Amount of Funds or Other Consideration.

     On December 15, 1999, Lavin, as a director and an officer of the Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director), transferred 46,510 Class A shares to the Lavin Family Supporting Foundation, a public charitable foundation.

Item 4.   Purpose of Transaction.

     The transfer of the Class A shares was for the Lavin family's estate planning rather than corporate purposes. The transfer was not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.   Interest in Securities of the Issuer.

    (a)(i)Amount of Class A Shares Beneficially Owned: 5,655,324 shares total; 294 Class B shares held directly; 3,409,884 Class B shares and 64 Class A shares held as trustee of the December Trust; 393,440 Class A shares and 481,464 Class B shares held as trustee of various trusts for the benefit of her children and grandchildren; 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for the benefit of Carol L. Bernick, Lavin's daughter; and 449,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director).

CUSIP No. 013068200               SCHEDULE 13D                       Page 5 of 6
--------------------------------------------------------------------------------


     (ii) Percentage of Class A Shares Beneficially Owned*: 20.61% total: .001% held directly; 13.05% as trustee of the December Trust; 3.77% as trustee of trusts for the benefit of Lavin's adult children and grandchildren; 1.74% as co-trustee of a trust for the benefit of Mrs. Bernick; and 4.17% by Lavin Family Foundation (based on 22,723,519 Class A shares outstanding as of December 1, 1999).

         * Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

     (b) Number of Shares as to Which Lavin Has:

                                                       December
                                            Lavin      Trust
                                            -----      -----

          (i)   Sole power to vote:      4,285,146/1/  3,409,948/1/
          (ii)  Shared power to vote:    1,370,178/2/      -0-
          (iii) Sole power to dispose:   4,285,146/1/  3,409,948/1/
          (iv)  Shared power to dispose: 1,370,178/2/      -0-

          1 The above shares of the December Trust shown as owned by Lavin and the December Trust are reflected as sole power of Lavin and the December Trust because Lavin has sole voting and investment power with respect to the Class A shares and the Class B shares held by such trust. The above shares shown as owned by Lavin include 3,409,884 Class B shares and 64 Class A shares held as trustee of the December Trust; 393,440 Class A shares and 481,464 Class B shares held as trustee of trusts for the benefit of Lavin's children and grandchildren and 294 Class B shares held directly.

          2 449,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation; and 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

     Lavin shares the power to vote and dispose of the 449,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 100,200 Class A shares and 300,600 Class B shares. The following information is presented with respect to Leonard H. Lavin and Mrs. Bernick, respectively.

          (i)   Name of Person:      Leonard H. Lavin
                                     Carol L. Bernick

          (ii)  Address:             2525 Armitage Avenue
                                     Melrose Park, Illinois 60160

          (iii) Principal Business:  Leonard H. Lavin, an individual, is a
                                     Director and the Chairman of the Company.
                                     Carol L. Bernick, an individual, is a
                                     Director and Assistant Secretary of the
                                     Company and President, Alberto-Culver North
                                     America, a division of the Company.

          (iv)  Prior Criminal
                Convictions:         None.

CUSIP No. 013068200               SCHEDULE 13D                       Page 6 of 6
--------------------------------------------------------------------------------


          (v)  Prior Civil Pro-
               ceedings With Respect
               to Federal or State
               Securities Laws:           None.

          (vi) Citizenship/Organization:  U.S. Citizen.


          An additional 4,234,382 Class B shares and 922 Class B shares(which are not included above) are held by Lavin's husband as trustee of a trust for his benefit and directly, respectively. Lavin disclaims beneficial ownership of such shares.

     (c)  None, except as described in Item 3 above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 1999



Signature:      /s/ Bernice E. Lavin
            ----------------------------------

Name/Title: Bernice E. Lavin, individually;
            as trustee of the Bernice E. Lavin
            Trust u/a/d 12/18/87; as co-trustee
            of another trust; and as trustee of
            trusts for the benefit of her
            children and grandchildren